Exhibit 4.4

This

CROSS PATENT LICENSE AGREEMENT

(hereinafter referred to as “Agreement”)

is made by and between

Orbital Engine Corporation Limited

Perth, Australia

(hereinafter referred to as “Orbital”)

and

Synerject, LLC

Newport News, Virginia, United States of America

(hereinafter referred to as “Synerject”)

referred to in this Agreement individually as a “Party” and collectively as the “Parties”

Article 1 – Definitions

1.1	“M & R System Business” means the marine, recreation and lawn and garden systems business for 2-stroke engines using OCP or Orbital lawn and garden technology (including without limitation components e.g. oil pumps) that is to be transferred to Synerject, pursuant to the Contribution Agreement dated March 31, 2003 between Synerject and Orbital Fluid Technologies Inc.

1.2	“Patents” means all classes or types of patents and utility models (but not including statutory rights which may cover topography of integrated circuits) as well as applications therefor in all countries of the world.

1.3	“Shareholders’ Agreement” means the joint venture and limited liability company agreement between Orbital Fluid Technologies, Inc. and Siemens VDO Automotive Corporation, dated June 25, 1997, as amended and/or restated by the Parties from time to time in writing.

1.4	“Orbital Patents” means any and all Patents owned or controlled by Orbital or its Subsidiaries in the M & R System Business as of the Effective Date. For the avoidance of doubt, Patents licensed to Orbital by a third party are not included in Orbital Patents.

1.5	“Approved Customer” shall have the same meaning as that term is defined in the Agreement to Expand Licence Rights dated even date herewith between Orbital Fluid Technologies Inc., Orbital Engine Corporation (Australia) Pty Ltd and Synerject.

1.6	“Licensed Customer” shall have the same meaning as that term is defined in the Amended and Restated Orbital License Agreement dated 10 October 1998 between Orbital Fluid Technologies Inc., Orbital Engine Corporation (Australia) Pty Ltd and Synerject (“Orbital-Synerject Licence”).

1.7	“Subsidiary” shall mean any corporation, company or other entity, which is controlled by one Party, where control means ownership or control, direct or indirect, of more than fifty (50) percent of such corporation’s, company’s or other entity’s voting capital. However, any such corporation, company or other entity shall be deemed to be a Subsidiary of one Party only so long as such ownership or control exists.

1.8	“Synerject Patents” means any and all Patents owned or controlled by Synerject as of the Effective Date. For the avoidance of doubt, Patents licensed to Synerject by a third party as e.g. Siemens VDO Automotive, France are not included in Synerject Patents.

1.9	“Synerject Business” means marketing, sale and manufacture, research and development in the area of non-automotive engine management systems and components and in the area of automotive components related to OCP as provided within Subsection 2.2 of the Shareholders` Agreement after the transfer of business.

Article 2 – Licenses

2.1	In consideration of the license grant within Subsection 2.2 Orbital grants to Synerject for the term of the Agreement a non-exclusive, non-sublicensable, non-transferable, world-wide license under Orbital Patents for the manufacture, use and sale (to a Licensed Customer or Approved Customer) of products produced by Synerject within the automotive area as permitted under the Orbital-Synerject Licence and the area of non-automotive engine management systems and components.

2.2	In consideration of the license grant within Subsection 2.1 Synerject grants and Orbital and its Subsidiaries for the term of the Agreement a non-exclusive, non-sub licensable, non-transferable, world-wide license under the Synerject Patents to develop, have developed, make, have made, sell, have sold, use, market, distribute or service by Orbital or its Subsidiaries products outside the scope of the Synerject Business.

2.3	The rights and licenses herein granted are solely under Patents within the respective field as set out in 2.1 and 2.2 and do not include know how, copy rights un-patented inventions or trade secrets. Such rights and licenses are subject to additional agreements to be entered into by the Parties.

2.4	Notwithstanding the provisions of clause 2.3, Orbital shall, for a transitional period of 90 days after the Effective Date and without charge, provide Synerject with such know how or trade secrets as are reasonably necessary for the proper application of the Orbital Patents in the M & R System Business.

Article 3 – Compensation

Neither Orbital (or its Subsidiaries) nor Synerject is obligated to pay to the other party any additional consideration for the licenses granted hereunder by the other party.

Article 4 – Term and Termination

4.1	This Agreement shall be effective as of the date of transfer of the M & R System Business (Effective Date) to Synerject according to the Contribution Agreement.

4.2	This Agreement shall run for an indefinite period of time and shall terminate on the day the Shareholders’ Agreement terminates. For the avoidance of doubt, the acquisition and/or transfer of shares of Synerject by one of its parent companies shall not be deemed a termination of this Agreement.

4.3	In the event of expiration of this Agreement pursuant to Article 4.2, the licenses already granted hereunder before the Effective Date shall not be affected.

Article 5 – Miscellaneous Provisions

5.1	Nothing contained in this Agreement shall be construed as

5.1.1	a warranty or representation by any of the parties to this Agreement as to the title, existence, validity, scope or maintenance of any Patents or patents rights; or

5.1.2	a warranty or representation that any manufacture, sale, use or other disposition of products pursuant to this Agreement will be free from claims of third parties including but not limited to infringement of third party patents; or

5.1.3	an agreement to bring or prosecute actions or suits against third parties for infringement or conferring any right to bring or prosecute actions or suits against third parties for infringement; or

5.1.4	conferring any right to use in advertising, publicity, or otherwise any trademark, trade name or name, any contraction, abbreviation or simulations thereof, of the other party; or

5.1.5	conferring by implication, estoppel or otherwise, upon any party licensed hereunder, any license or other right under any Patent except the licenses and rights expressly granted hereunder; or

5.1.6	furnishing or making available to the other party any technical information or technical know-how.

5.2	This Agreement is in the English language only, which language shall be controlling in all respects, and all versions hereof in any other language shall be for accommodation only and shall not be binding upon the parties hereto. All communications to be made or given pursuant to this Agreement shall be in the English language.

5.3	This Agreement shall not be assignable or transferable without prior written consent of the other party.

5.4	All notices required or permitted to be given hereunder shall be sent in writing by certified or registered airmail, or by facsimile (with a confirmation letter of the facsimile) to the address specified below or to such changed address as may have been previously specified in writing by the addressed party:

If to Synerject:	Chief Executive Officer
Synerject
201 Enterprise Drive
Newport News, Virginia, USA

If to Orbital:	Chief Executive Officer
Orbital Engine Corporation Limited
1 Whipple Street
Balcatta, Western Australia, 6021
Australia

5.5	Orbital will use its reasonable endeavours to not abandon Orbital Patents without prior notice to Synerject. Upon such notice Synerject shall have the right to request the assignment to it, without additional consideration, of those Orbital Patents which Orbital intends to abandon.

5.6	If any term, clause or provision of this Agreement shall be judged by the competent authority to be invalid, the validity of any other term, clause or provision shall not be affected and such invalid term, clause or provision shall be deemed deleted from this Agreement, provided that the parties shall use all reasonable efforts to reach agreement on a substantive valid provision which most nearly effects the parties intent in entering into this Agreement.

5.7	This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter of this Agreement and merges all prior discussions between them, and neither party shall be bound by any modification of this Agreement, or by any conditions, definitions, warranties, or representations with respect to the subject matter of this Agreement, except as duly set forth on or subsequent to the date hereof in writing and signed by duly authorized representatives of the parties to be bound thereby.

5.8	Neither Party shall make any claim against another Party or its Subsidiary for, and neither Party nor its Subsidiary shall be liable, with respect to this Agreement, for incidental, consequential, punitive or exemplary damages, whether arising in contract, tort or otherwise, and regardless of whether it has been advised of the possibility of such damages.

5.9	Except as expressly set forth herein nothing contained in this agreement is intended to modify, amend, or affect the terms and conditions set forth in the Shareholders Agreement and such agreement continues in full force and effect. To the extent Siemens VDO or any Subsidiary holds greater rights and licenses to intellectual property (for example, Patents) or technology under the terms of the Shareholders Agreement or any license agreement related thereto, nothing contained herein is intended to adversely affect or reduce such greater rights and licences. For the avoidance of doubt, for the purposes of this Agreement the definition of M & R System Business within this Agreement shall prevail over the definition of that term in the Shareholders’ Agreement.

Article 6 – Arbitration

6.1	All disputes, controversies or differences which may arise between the parties, out of or in relation to or in connection with this Agreement or the breach thereof shall be referred to and settled by arbitration under the Rules of Conciliation and Arbitration of the International Chamber of Commerce, Paris (Rules).

6.2	The Board of Arbitration shall be composed of three arbitrators appointed in accordance with the Rules. The Chairman of the Board of Arbitration shall be appointed by the two arbitrators appointed by the parties, and if they fail to agree upon such chairman within thirty (30) days after the second arbitrator has been appointed, by the Court of Arbitration of the International Chamber of Commerce from among the nationals of a country other than that of any of the parties to the dispute. The Chairman shall be of juridical education.

6.3	The place of arbitration shall be Perth, Western Australia. The procedural law of this place shall apply where the Rules are silent.

6.4	The language to be used in the arbitration proceeding shall be English.

6.5	The arbitral award shall be substantiated in writing. The arbitral tribunal shall decide on the matter of costs of the arbitration.

6.6	The decision of the arbitration proceedings shall be final and binding upon both parties. Enforcement of the award rendered by the arbitral tribunal may be entered into any court having jurisdiction thereof.

Article 7 – Applicable Law

All disputes shall be settled in accordance with the provisions of this Contract and all other agreements regarding its performance, otherwise in accordance with the substantive law of Australia, without reference to other laws. The application of the United Nations Convention on Contracts for the International Sale of Goods of April 11, 1980 shall be excluded.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in duplicate by the duly authorized officers or representatives.

Synerject, LLC	Orbital Engine Corporation Limited

/s/ C M Norman	/s/ K A Halliwell

31 March 2003	31 March 2003

Date	Date